Exhibit 99.1

Borqs Technologies Receives Nasdaq Deficiency Notification

Santa Clara, California, November 3, 2022 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless, Internet of Things (IoT) solutions, and innovative clean energy, today announced that the Company received deficiency notifications from the Nasdaq Stock Market LLC (“Nasdaq”) on October 28, 2022, notifying the Company that it is not (i) in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq; and (ii) that the Company’s listed securities did not maintain a minimum market value of $35 million (“MVLS”) for a period of 30 consecutive business days to meet the MVLS requirement.

Nasdaq Listing Rules require listed securities to maintain a minimum bid price of US$1.00 per share, and failure to do so for a period of 30 consecutive business days triggers a deficiency notice. Based on the closing bid price of the Company's ordinary shares for the 30 consecutive business days from September 16, 2022 to October 27, 2022, the Company no longer meets the minimum bid price requirement.

To regain compliance under Nasdaq Listing Rule 5550(a)(2), the Company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. To regain compliance under Nasdaq Listing Rule 5550(b)(2), the Company’s MVLS must close at $35 million or more for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by April 26, 2023 (the 180 calendar days the Company has to regain compliance under the minimum bid price and MLVS requirements), the Company may be eligible for additional time to regain compliance with the minimum bid price requirement and MLVS requirement or may face delisting. If during any compliance period the ordinary shares have a closing bid price of $0.10 or less for 10 consecutive trading days, Nasdaq’s Listing Qualifications Department shall issue a Staff Delisting Determination regarding the minimum bid price requirement. The notification letters do not impact the Company's listing on the Nasdaq Capital Market at this time.

“Given the Fortune 500 customer list from our IoT business and the growing demand in the U.S. market for solar and energy storage, we believe the current stock price and market value do not reflect the true value of our Company,” said Mr. Pat Chan, CEO of Borqs Technologies, “we will work diligently to address the deficiency notices from Nasdaq. As always, our goal is to create a sustainable business model and create long-term value to our shareholders.”

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products, and is also currently in development of 5G products for phones and hotspots. The Company acquired controlling shares of the solar energy storage system entity, Holu Hou Energy LLC, in October 2021.

About Holu Hou Energy, LLC

Holu Hou Energy, LLC, a Delaware Corporation, brings state-of-the-art renewable energy and energy storage systems to the Single-Family Residential, Multi-Dwelling Unit Residential and Commercial building markets. With operations in California, Hawaii, Wisconsin and Shanghai, HHE engineers proprietary storage system and control platform solutions, including a breakthrough “HHE Energy Share” technology that is key to development of the Multi-Dwelling Unit Residential housing market. HHE is a vital partner for investors and asset owners that are seeking ESG solutions. For more information, visit www.holuhou.com.

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “forecasts”, “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should”, “estimates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the positive financial results from business activities as described herein may not be reached or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

IR@borqs.com

www.borqs.com